

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Melissa Garrett
Senior Vice President - Legal & Secretary
WOLFSPEED, INC.
4600 Silicon Drive
Durham, North Carolina 27703

  Re: WOLFSPEED, INC.
    Application for Qualification of Indentures Under the Trust Indenture Act of
    1939 on Form T-3
    Filed September 22, 2025
    File No. 022-29128

Dear Melissa Garrett:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jenny O'Shanick at 202-551-8005 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc: Roderick O. Branch